January 30, 2013

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Attn:  Karl Hiller and John Cannarella

                Re:          Chaparral Energy, Inc.
                Form 10-K for the Fiscal Year ended December 31, 2011
                Filed March 29, 2012
                File No. 333-134748

Ladies and Gentlemen:

            Per my discussions with John Cannarella, and on behalf of Chaparral Energy, Inc., I hereby request an extension of the time to respond to the Staff’s letter dated January 16, 2013, regarding the above referenced 10-K report, to February 13, 2013 (an additional 10 business days).  A misunderstanding on our part has resulted in our need for additional time to respond.  The January 16, 2013 letter did not reference a due date for our response.  Our outside counsel indicated that expected response periods were extended from 10 business days to 20 business days.  With the expectation that we had 20 business days to respond, we initially allocated the time and attention of our reserve engineers to other immediate matters.  My discussions with John clarified the applicable response period.  We have reallocated our internal and outside resources to ensure we properly respond to the Staff’s comments on or before February 13, 2013.

                Very truly yours,

                Chaparral Energy, Inc.

                By___DAVID J. KETELSLEGER____________________
                David J. Ketelsleger
                Senior Vice President and General Counsel